# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stardust Power Inc., CIK 0001831979
CUSIP: 854936200
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9112 N. KELLEY AVE, 9112 N. KELLEY AVE, OKLAHOMA CITY, Oklahoma (OK), 73131
Date of event which requires filing of this statement: 08/26/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0002091067-25-000002
Filed by CIK 0002091067
Persons authorized to receive notices and communications: ZHANG DINGJUN, 8 CHUNG CHING STREET, FLATA, FLOOR 20, HONG KONG, Hong Kong (K3), 000000, 7786366095

## Reporting persons
- ZHANG DINGJUN (CIK 0002091067)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Stardust Power Inc.
Address of issuer's principal executive offices: 9112 N. KELLEY AVE, 9112 N. KELLEY AVE, OKLAHOMA CITY, Oklahoma (OK), 73131

## Item 2. Identity and Background
Name of person filing: Zhang Dingjun
Residence or business address: 8 CHUNG CHING STREET FLATA, FLOOR 20 HONG KONG
Present principal occupation or employment: Individual investor
Criminal convictions in the last five years: NO
Civil proceedings (securities laws) in the last five years: NO
Citizenship: HONG KONG

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal savings

## Item 4. Purpose of Transaction
Purpose of transaction: Shares of the Issuer as a result of the disposition of approximately 1 percent of the outstanding Shares in open market transactions on 20251015 to 20251025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: shares 725951, 8.58 percent
Number of shares as to which each person has sole or shared power to vote or dispose: he reporting person has sole voting power and sole dispositive power with respect to all such Shares.
Transactions in the class effected during the past sixty days: the reporting person during the past 10 work days is attached hereto as Schedule A and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Signatures
- ZHANG DINGJUN: ZHANG DINGJUN, Personal (10/31/2025)